Filed by Canadian Pacific Railway Limited
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents, including one or more proxy statements in connection with the solicitation of proxies for the 2016 annual meeting of NS shareholders, regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, including any proxy statement, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***

The following is a transcript from the Barclays Industrial Select Conference held on February 17, 2016:

Barclays Industrial Select Conference
February 17, 2016

PARTICIPANTS
E. Hunter Harrison, CEO Canadian Pacific
Brandon Oglenski, Barclays

Brandon Oglenski: Okay. Good afternoon, everyone. I know once ran a little bit late here, but I am sure we'll have a few people coming in, but want to kick off the afternoon at our Industrial Conference here and for those of you that haven't seen me today, I am Brandon Oglenski, the Transport Analyst at Barclays.
Up next, we have Canadian Pacific. And joining us from CP is Mr. Hunter Harrison.
E. Hunter Harrison: Thanks, Brandon.

Brandon Oglenski: And for any one that doesn't know much about railroading, pretty much a legend CEO in the space, Railroader of the Year, two or three times?

E. Hunter Harrison: Three.

Brandon Oglenski: Three times, most recently in last year. But has really led some transformative turnaround at Illinois Central, Canadian National and most recently Canadian Pacific. And I know we're going to talk a lot about the potential and the future of the industry and what M&A could look like. But before we get there, just want to go through the audience response systems. I am sure everyone here knows the drill by now. So if we can just go for question one quickly. And for this room, do you currently own Canadian Pacific overweight, equal weight, underweight or no ownership?
A lot of potential owners in this room. Can we go to question number two, please? What is your general bias towards the stock right now, positive, negative or neutral?
Kind of split. Been like that all day. And then lastly for question number three, in your opinion, through cycle EPS growth for CP will be above peers, in line with peers or below peers? I skewed a little positive there, but why don't we get started here.

E. Hunter Harrison: Sure.

Brandon Oglenski: Thank you, again for coming down and join us on our conference here in Miami.
E. Hunter Harrison: My pleasure.
Brandon Oglenski: I'm going to jump ahead. To anyone that hasn't followed railroads, I'm sure you know that there is a lot of discussion around M&A and CP has made a formal offer for Norfolk Southern. And I think you've recently said that you're going to have a proposal for shareholders, it's going to be a nonbinding vote for Norfolk at their Annual Meeting. And as well, I think this week just recently or maybe late last week you talked about seeking a declaratory order from the STB about a potential trust structure with Norfolk. So Hunter, can you maybe update us on what the news is with the STB and talk about the...
E. Hunter Harrison: Well, yes, the last action has been that – to my knowledge and I'm pretty good at history and trust have been involved in [indiscernible]. I don't remember one requiring or anybody has been declared to our order. In fact, there's been 144 requests for trust since it stagers that and 144 times they have been granted. And I don't know why this one is all of a sudden so different. But the folks at NS seemed to be very sensitive about this and they wanted us to seek it.
And so, I guess it was one of the last potential stumbling box, and we effectively said, why not. If that's going to change things and we – and they will cooperate, I don't think that the commission would want to look at it in a hypothetical sense. So I don't think we're going to be able to go and say, if we had a partner and if – so they will need and I'm assuming they're going to cooperate if they want us to get it declare it to order. They will need to cooperate and it's as you said, Brandon, it's non-binding. And if the shareholders don't support that then I would say that's probably another [indiscernible] if you're – if you think this transaction might go through.
Brandon Oglenski: Right. I definitely want to talk about from the shareholder perspective and I do appreciate you coming down here and taught as we did have open invite from all folks to join us as well, but they chose not to. But we'll talk about from your perspective, but I guess even before we go into specifics what is that drives the need for this industry to consolidate at least from your perspective, because if I look into some of other big U.S. railroads, it's generally a very negative view on consolidation even though the industry today and the health of the industry was arguably driven by a huge consolidation weigh since this aggregate, so what is that has such distribute where there are some camp that we need to and the other camps that's where we not.
E. Hunter Harrison: Well, I first start I mean, this is not some Johnny Come Lately story, I started talking about this long before – before I left Canadian National. And I was doing little consulting and I said that in questions raised in this kind of environment, I thought there would be consolidation, I thought there was a need for consolidation. Particularly in the East, given the lack of infrastructure, given Chicago issues, given gateway issues, given environmental concerns, given there is not going to be more railroads built. One of the ways to solve some of these problems is through consolidation and being more efficient in doing more with less.
Close to the fact that I had a lot of already and seasons like this saying to me – why would you not do something with another railroad and take your operating metrics and overlay another railroad. And, you got a gangbuster story to tell.
Now, if you look at the other rails, and you analyze what they've said, I think you have to look at the timeframe. The folks they came out last week that said they were going to do everything, but chooses to stop a merger. Came out in 2011 and 2013 and said all of their success was based on mergers. They've been involved in about 12 mergers, but now they're – they had a bad thing.
Their friends in the west now are saying that mergers are a good thing. The latest statement I saw in the last couple of weeks that they could see a transcontinental. It's a good thing, it's only a timing issue.
The folks in the east have been a little long and as kind of said not so sure if they're disruptive or not. In the other response from our friends at Norfolk Southern prior to weekly with Canada standards. They are [indiscernible] you can't get it approved. I don't know why you can't get it approved. I mean there is a process in place and the thing that we were hoping for with this instead of a policy.
There is a formula, there is a law that says here is as we spoke to review it, here is what the law says, here is what has got a qualifier, it's got to be pro-competitive, you got to take into effect the downstream. And they said to us, well, there is regulatory risk, I've said, we'll take the risk, tell me what they are. We'll take them, but no response. So, we think that an Indian merger is good. It can create more efficiencies, it can create better service, it can reduce the need for infrastructure, it can for rail and help take businesses out the highways and put some of the business that I think selfishly belongs on rails.
We think it's a good thing. And I don't see little if any negative about it, except that people – maybe be a little selfish in protect the status quo and I mean if you really want to peel this bag, and say we the team that I have had the honor to lead had never. ever supported bottleneck.
We have never ever supported paper barriers, we have never ever been scared of access. So our position has been consistent. It hadn't been what's good for us today or good for us tomorrow, it's what we thought was the right thing for the industry and I'm not trying to set us [indiscernible] it's just a track. Now I think that some people I think there was a due at one time because at one time I was employed by those folks that operating inside of the basin that they wanted bottleneck protection, and they're competing with each other and both of them are saying they need protection of the bottleneck. Bottleneck to me is the most ridiculous rationale that anybody could have. And effectively it says this, if we are both starting off here at A and we're both going to C, no matter how efficient this one route is, carrier does not have to quote a route over there, they can quote the [ph] securest route that goes 500 miles or 600 miles out of route.
Now what does that create? It creates more need for equipment, it raises rates, it creates the need for more infrastructure. Why? To protect what I used to call some long-haul division kind of mentality. It just didn't make a lot of sense to us.
Brandon Oglenski: Well, I don't know if it's a viable pushback, but the pushback to the open access that you potentially presented with the transaction, that there has been industry studies presented to the STB, that if we allowed open access across the
U.S. network, it would be a free-for-all, there would be no operational planning, it would create more capacity constraint that it would actually provide shippers a better service. So, does that make sense?
E. Hunter Harrison: No, I would – I would tell you what I would offer to do. I would like to find out that people that had made those statements and I'll pay their expenses and pay for the hall and room, debate it in open form because I don't understand that rationale whatsoever. I mean – I mean first off all you have to define access, okay.
And all we're saying is look, just think about something, if you get to two railroads, going to cross the Mississippi River, they both of them need to build bridges. Could they not say look let's have one bridge. And in the cooperative spirit, you pay me for the bridge here and I'll pay you for the bridge over here, and we'll have less infrastructure and better service and lower cost and better bottom line.
So all we're saying with access was, you would need to pay for it, okay. I want the shippers. Shippers 25 years, 30 years ago came and said, I don't like your rigs. And so, you know what we're going to do, we're going to go and ask the commission to allow us to have a railroad operate over [indiscernible] you know what we said, I'll sponsor it. You buy the locomotive, you buy the cars, you pay me a fair amount for my infrastructure to operate over and you'll learn what this railroading is all about.
Six months later they came back and they said, we don't want to get into the railroad business. We just [indiscernible] So I don't know anything – you can't just – there has to be some scheduling, there has to be some rules of engagement.

But just to say that we can't have that in an efficient manner, I don't think makes a lot of sense.
<Q>: From my perspective, I would argue if anything that – it sounds like defending the [indiscernible] is actually less competitive than what the future could be. And that is one of the criteria under which the STB is evaluating mergers, correct. They need to enhance competition and improved service.
E. Hunter Harrison: Right.
Brandon Oglenski: I'm not sure how arguing against this thing open access would be great competition.
E. Hunter Harrison: You don't think that open access would help competition.
Brandon Oglenski: I think that's what they would argue against.
E. Hunter Harrison: Well. How can they do that? Let's take that each example. Let's take Atlanta today, they both operate the two Asian garage both operate at Atlanta.
Once get industry their industries and others get their industries, okay. And they can't crossover, okay, with each other's industry. In our model, what we've said is this. Okay. I've got mine, you've got yours. But if I'm not doing the job, if you'd rather use the competing carrier, you like the rate better and you like the service, then you come and get it. I'm not – so I'm offering you an alternative of another service offering, you don't have today. And I don't know of anybody that can argue that the more players, the more competition is. It's they're protecting something that's ridiculous to try to protect in my view.
<A>: Well, I'm going to say, maybe I shouldn't, but I've said earlier in a comment..
<A>: We'll think about it..
<Q>: I'm the antagonist. So doesn't this just come down to you protecting a lot of executive compensation of other companies, and a lot of other executive positions? Is there a lot of egos involved here that is really becoming a road block to have potentially more efficient industry?
<A>: Except from mine. No, I don't know, it could. But one of the reasons, that I've been asked about in some of these conferences and others is, why we guide into this. Another issue of why we get in here was because of the band strength or lack thereof – for the turnover going on with the other company. I mean, if you look at, and I'm not being critical, I'm just taking facts. If you look at our friends at Jacksonville, there has been turnover, and their suggestion is that it's going to be a lot more, that Mr. [ph] Ward is probably going to be leaving and [ph] Oscar Lipton and went to United. My friend Clarence was moved up to president from disposition. And as I understand some of the conversations, they hadn't had the bench strength to step in there. If you look at Norfolk Southern, one of the things that
– that's got our imagination a little bit, was this seemed very awkward why this happened.
Our view of it at least, Wick left also quit, Don Seale, left also quit, and in fact, we were at dinner and they told us about it. And Wick said to me, I'm sorry, I would have given you a little heads up, but I didn't know till 15 minutes ago. That then seemed like the section planning to me, and by the way, Mark Manion, our Operating Chief is also retiring first quarter. And here's is Mr. Squires, that's going to be our President, that I'd never met.
So, I'm saying, well why is that all happening. So, we feel, well maybe, if we've got operating team, maybe that's a fit. Maybe they've got different. We've got that, and we couldn't maybe potentially put that together. Now, I know there's – I don't know, all of the proxies and the contracts and change of control and who gets what. Some of us I guess, I should say, get a little selfish when the dollar comes into play and that could be part of this. I do think it, I guess, if I had to characterize that I would say it's more, maybe more corporate, jealousy than even money – some of the folks have made a lot of money and but once again, I think it's the case that they want to go out and run in their own railroad and don't want to do a deal with somebody else for whatever reason or maybe and I don't have any insight there and maybe, I'm reaching that whole there could be.
But I think the thought I would believe is this, if this didn't work, we're not going to have a fewer. I mean, we got a good railroad we're doing dam well we thought in Calgary when its came up, we've added some strengths and sands in spite of the fact that the pretty weak economy.
So, I would imagine at least this board member and shareholder, would say that we have to take a look at uses of our capital and maybe an address to buyback, I don't know maybe a little dividend, but that to the shareholder, and will going about our business and life is good and if – and the tragedy though is this – if we're right, if they're wrong, and if they're not able to produce the results that they've talked about doing, it's not going to be – not going to be good. I mean, I have a little history with both of them and they both of them started talking about getting to the 60s, about 10 years ago, and with a couple of exceptions they didn't get there yet. And I don't know what's going to get in there now.
And now, one of them is saying we're going to get half way there in five years. Well, where they are now? We're 12 points ahead of you today, and get away five years to get half of what we bring to the show. I don't understand it, but look at their railroad so far.
<Q - Brandon Oglenski>: Maybe people in this room could change that too. So there's some acquisitions, okay. Hunter does have a great track record, I don't think anyone can deny that now. But he ran simple railroad north, south and the Illinois central; east, west of Canadian National, even smaller bulk franchise at CP. And he just doesn't understand the complexities of a short-length of haul, multi-origin and destination system that we have in the East Coast with the population centers. And it's just not as easy to get margins. I might remind you as well that Fred Green said, there are curbs and [indiscernible] that CP would never allow them to get to where we are.
<A>: [indiscernible] answer, but a structural issue.
<Q - Brandon Oglenski>: Right. So how do you talk about – and by the way there's discussion with shareholders too even today after seeing the successes at C and CP arguably the western carriers as well, is it structural on the East Coast these networks cannot generate a better margin and a better return?
<A>: I don't think so. Look, it's always something. I would suggest to you that, I started on being in railroad. Frisco which was part of being in, and that railroad was made up of our gateways where St. Louis, Memphis, Birmingham, Kansas City, Tulsa . [indiscernible] some straight shut Powder River basin, one directional, okay. He was the complex network. At that time, [indiscernible] but there were 50 plus class 1 and it wouldn't very successful overall of the industry. So I think that its Canada laying excuse and I get – I kind of give you an analogy there to this degree. I went to Canada and seeing which had been a Crown Corp, I was going to a turnaround, they had just within a couple of years completed an IPO. But their CFO Michael [indiscernible] who is now cheer of the case the largest pension fund I think in Canada, said look, don't ever think that Canadian Railroads can make big improvements but they never can get the
U.S. standards.
So it's just not in the cards. Well, we weren't flying by the U.S. carriers, okay. The 62 and then we go back to the U.S. and the people in the U.S. you don't think that a U.S. carrier could ever get to Canadian standards it's just not in the card. So as I've said Canada with our CP proxy contest, there is challenges everywhere.
Look, if I was trying to make an excuse now and say why we not below on that since. Well, seeing it's got better grades and get look, we all have a railroad, we have a franchise, we got the franchise because we felt we could get return on capital and what you made in an investment and it is what it is, this is not about what I can do or can't do. This is about what value can be created for the shareholder.
Now, if somebody thinks that this track record is only good on flat railroad going downhill non-complex and then worked in the East, then I'd say, don't buy the stock, stay away from it, because this has been all bullshit I've been telling you, okay. But if you think that there is some intuitive, and if you think and it's not so much in numbers, you got to listen, what's the operating plan, what schedule precision we're right about, it's just not some buzzword, it's something we've been doing for 22 years now. I mean, it's something that has given a lot of thought and it's something that's so far created a lot of shareholder value, a lot of shareholder value.
Now, maybe it hadn't worked in the Eastern U.S. and maybe you won't work on the North or Southern or [indiscernible] but I don't accept that.
<Q>: But they did come out with a plan, and if there's questions, we'll get a mic out here. Okay. They came out with other planned targeting $650 million of cost improvement give or take [indiscernible] which I think is we can be excited, at least we are putting target back in the past they've never even done that, so you've compel them at least to provide their shareholders with something to hold them accountable on.
But clearly it seems that there's a little bit of revenue growth assuming that it's not quite clear that it's all cost reduction. What's clear in CP's plan and maybe I'll let you talk about it, but it's – the cost savings greater than C$1.2 billion, and think you guys have said, you can achieve that in three years to five years. And I think given the track record, that CP and previously at CM, we could expect that might even come a little bit sooner. So and I've asked you this before, but what is that is different about the way you run a railroad or your team runs a railroad that others don't comprehending can quickly the responsive?
<A>: I want to give you straight honest answers, and I want to say it, try to attempt to say it in a respectful way without being too critical. Norfolk Southern have always had a great deal of respect for. I've been doing this for 52 years or 53 years going back to [indiscernible] my first job that railroad had great tradition still the lot of great things of that. But like other, one or the others have gone through changes, and they looked at our numbers at my previous employer, and so what we've had accomplished. And they said, they'd like to benchmark against some of our, and I'm not a big bench marker. If you are, that's okay. I think benchmarking kind of leads to mediocrity. So that been almost teams and they say, go out there and find out why someone still was doing this. Well, you think they come back with the troop, and say, well, we just don't do very good job. We get the structural issues [ph] boss, but they came and they benchmarked, and they benchmarked, and they benchmarked at Edmonton five or six times, went through all the operating plan.
And look, I consider like a good friend. Do we see the world a little different than railroading, yes. So, we can still be friends, and he called me one day, and he said, we got it, I said, we got it, we understand that. I said what do you understand? He said, you just do thing better than we do. And what the affect if we were saying was we were executing better, and you can have a plan, you can call it, someone our X, Y, Z, 2 or scheduled railroading and it didn't do any good if you can execute and produce with it. And we've done a pretty good job of executing, and producing, and I went through this. the first 25 years or 30 years of my careers.
It is damn difficult to sit out there, and be run in a railroad and be in a responsible position, and here it's some consultants riding in, official or unofficial, and says you all miss this for 25 years, you've been doing this wrong. We as human being don't like change, we don't like to hear that, we tend to push back rather than listen and try to become better, we try to defend the status quo, and I think that's some of us – through the years fall in that trap.
I was given an opportunity and that kind of describe in my career a little bit is the first half was kind a learning what didn't work, and what shouldn't be done. In frustration, and I couldn't change it. And I said them to myself kind of I said look, if I ever get in a position where I can call the shots, we're not going to make that mistake and do those things. And I was fortunate to get in that position, and so I used the second half, hopefully trying to apply the experience and the things I learned in the first half of my career, and thank god I was right about some of it. And one of them was you don't run on volume. And that was hard to get through people.
If you took a train out there in the old days and ran a train with 75 cars, even with a different equipment then they jump all over you about running a light train because you were supposed to maximize capacity, and there was no balance between servicing the customer and the asset utilization and so forth. And when those questions started being raised, it went against traditions and it's hard to create the change but we were able to get that done.
So I get frustrated sometimes. If I gave you an experience from Jacksonville, not long after [ph] Oscar got there, and I have a lot of respect for Oscar. One of the things that I saw Oscar do was when he got there from a non-rail background, he rolled up his sleeves and went to work. That was my experience and he and Mike called me and said, would you come to Jacksonville? And I said, for what? To help us with our plan in railroading.
Well to me that was a compliment and to me – I've always said, and I know people don't believe it today that I looked at other railroads as always a partner than I do a competitor because our services so joint. I can't get the car and that's the weakness, people say don't do a merger, you're doing a lot. Well that's the weakness in alliances. We woke up through the last holiday and the other railroad shutdown in Chicago. Well, what are we going to tell our customers? I know you said the car from Toronto to Dallas was going be there in three days. I know but I didn't know they were going to shut down.
So, you can't control this. They asked me to come down there. And I said they would improve two or three days and answered questions and discussed. Legal paid for, and I mean Oscar was right in a way. Now it's my understanding, I went there. That I left town and not Oscar but the other chief called the operating team in and said, what do you think? And they said, he told them what I had said. That's ridiculous that's what I thought.
So they tore that up and Oscar said but we ought to tore it up. People don't want change, they don't want to switch models and there is a resistance to it. And organizations I find, that are willing to do that, that are willing to really look in the mirror, see what opportunities there are and then take, have enough and test report it to, to take the steps, to see if they are right, produce success and others don't.
<Q>: Well, you provided the folks in this room and shareholders into Norfolk a true voice now because you're going to be able to vote yes or no on the non-binding questions. But what's the risk of voting yes? Is this actually viable with the Surface Transportation Board? Are you going to be willing to walk away from CP and sever your ties? Is that may be [ph] person.
<A>: Yeah. Sure, sure, I can. I think it's not any different than what I did in the others; not any different than what I did with CN. And there was not a question raised. Very similar situation. I understood the rules, I left Illinois Central, I left the CEO job, I went to number two job in Montreal. I was told I could have no influence, I couldn't tell the people in Chicago what to do. In fact the people that have been working for me at Chicago, I got real upset with because the first thing they did when I left [indiscernible] was they [indiscernible] special bonus. And then we hired financial consultants to tell I'm having [indiscernible] bonus.
And a [indiscernible] said, what are they doing? They're abusing power, but every dollar we got it today, but we ran our show and that's all we could do. Now I could advise them, but I couldn't do anything that I wouldn't have done in the normal course of business.
I understand [indiscernible] and if I do, you know what they're going to say, that's what they're there for; there is the placement. They say, stop it, you're in the penalty box, you're in jail or the deal is off. I'm not going to – I wouldn't risk that. If people vote yes, that then mean we're going to do the deals. I'm guessing they're still going to say this is not a very good deal for us and we don't want to do it and so forth. But I think there is a point that if the shareholders vote that they would like them to talk to us and if they vote that they want just to be pursued. And if we say we'll take regulatory risks and they continue to – maybe some that knows that the shareholder and say this is – we will run the railroad, to hell with the shareholder, I think that's going to run out.
Now, maybe it doesn't, maybe the shareholders don't want to stand up and be counted. And some of the shareholders they said to me, what am I going to do? I said stand up and be counted. I got a 1,000 shareholder and they were doing X, Y and Z, they'd be hearing from me. Yeah but I don't want to rock the boat and there is going to be repercussions. Well, you've got to live with it then. You've got to live with it.
<Q>: We only have a few minutes of time. I am sure there are some audience questions.
<Q>: Yes. A slightly different track, but not really. So, the history of the industry is – this is pre the Conrail and so on. CapEx as a percent of revenues or whatever were in the let's call it 10%, 11% and 12%, as a percent of revenues, and they have been steadily increasing where some railroads – the latest numbers were 20%'s, low-20%'s. Canadian Pacific went the other way or is going the other way, and is now going to reduce the CapEx. Where do you think – how should we think about capital expenditure for railroads in general, Canadian Pacific in specific, but as such over the next three years to five years?
<A>: Well, I am not a big supporter of – there are some magic number that there's a percent of revenue that out to be spent on capital spend. I don't – there is not some direct correlations than I see. If you go back in history, if you go too far back in history, you certainly will find times when railroads were not spending adequate amount of capital or they were very inefficient with it, given the record from safety and a lot of things that the industry had in the 60s 70s.
And aiming beginning in the 80s, specifically at CP, we found the situation where we were behind with basic capital. I put capital in three buckets replacement capital, which is probably 50% of the pi of the spend. And then what I would call productivity capital, which is effectively maybe extending sidings. So you can run longer trains and save expense and maybe expansion capital, where you build into a industry, 5 miles or 10 miles for to get access to business.
We were behind in the most basic places of rail pass in balance and that's why where you get in trouble. And it's kind of a compounding effect. If you don't clean your balance you're rock correctly and you get mud in there and mud that breaks to it wears your cost pass out sooner. So you don't get to wear alive. So, you don't get the [indiscernible] out of the capital. So, my point is if a dollar is not a dollar is not a dollar, it's what you utilize that money and how productive you are in the insertion. If you're real productive from a labor standpoint of putting in ties, you can instead of spending on labor, you can spend it in concrete or wood putting tiles in. if you're not very effective from a productivity standpoint, then you have to make up and you pay more labor and you get to put less hardware in your railroad. I think everybody due to some of your coaching and you've done a good job of this, have brought people's attention to the fact that what this is really all about. It's not necessarily so much as an operating ratio as it is return on capital.
And, I think one of the things that although people push on operating ratio that we're the proudest of is in spite of the fact that we've planned right after the top along with our friends in Eastern Canada with operating ratio. I think you'll find it our return on capital numbers – return on invested capital numbers stand out way above anybody else from a performance standpoint.
Now, we're to a point this year, when we need to be able to – we're able to take the little holiday, because we had spent surprise the last two years or three years to catch-up. And so, we're not the in basics. And so, some of the productivity capital we are in pretty decent shape on. So, we can kind of take a holiday if need to be for several reasons with the economy that address your questions.
<Q>: Right. I know we're running a little bit behind here. But I just want to get one more question on the ARS because I think it's very useful here. If we can scroll up to number four please. So in your opinion what should CP do with excess cash, in bolt-on M&A, larger M&A, share repurchase, dividends, debt pay down, internal investment. Well, I think this is interesting because maybe the audience will tell us where they'd like to see this go but...
<A>: We got to see if [indiscernible] wins are our win.
<Q>: So Hunter what – what is the end game here what?
<A>: Well, I think that right or wrong...
<Q>: But audience likes the M&A performs well.
<Q>: Yeah. They do. But it – until the rubber meets the road kind of deal, I think we're more, right now, clearly we'd like to do a merger. The returns are compelling if we can get it done. Short of that, I think that you got different type situations in both countries. And most people driven some in U.S. with our largest base from a tax efficiency standpoint if they purely look at it that standpoint or more are more about that people. Now, in case certainly in Canada, they fall in love with dividends. I'm telling you they have illicit affairs with dividends up there, okay.
So I'm kind of on the page at this would give them a little ugly stuff and little cash and make them happy. But in the final analysis, I think we will in the future, if the M&A is not there and if it's not the right fit at the right time, we'll probably be aggressively buyback maybe, and we should. We've had some rather vigorous discussions about this of dividend and probably go from there, and I think those are probably the two options. Now, might we do some smaller acquisitions that might enhance the business here, but nothing of any magnitude that we are talking about now.
Brandon Oglenski: All right. Well, we have to leave it there Hunter, but thank you very much for coming down and joining us today.
E. Hunter Harrison: Thank you, Brandon. I appreciate.